Filed by Thunder Bridge Acquisition II, Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Acquisition II, Ltd.

(Commission File No. 001-39022)

Thunder Bridge Acquisition II Announces Effectiveness of
Registration Statement and Special Meeting Date for Proposed
Business Combination with indie Semiconductor

Shareholder Meeting of Thunder Bridge Acquisition II Scheduled for June 9, 2021

To View the Meeting Documents, Please Visit https://www.cstproxy.com/thunderbridgeacquisitionii/sm2021/

For Any Questions Regarding the Special Meeting or How to Vote Your Shares

You May Call Morrow Sodali LLC, Thunder Bridge Acquisition II’s Proxy Solicitor,

at (800) 662-5200 (Toll Free); (203) 658-9400 (Collect)

or e-mail at THBR.info@morrowsodali.com

Great Falls, Va. and Aliso Viejo, Calif. – May 17, 2021 – indie Semiconductor, an Autotech solutions innovator which is currently in the process of merging with Thunder Bridge Acquisition II, Ltd. (Nasdaq: THBR), a special purpose acquisition company, announced today that the U.S. Securities and Exchange Commission (“SEC”) has declared effective Thunder Bridge Acquisition II’s Registration Statement on Form S-4, as amended, which was filed in connection with its previously announced business combination with indie Semiconductor (“indie”).

An extraordinary general meeting of the Thunder Bridge Acquisition II shareholders (the "Special Meeting") to approve, among other things, the proposed business combination, will be held in virtual format on June 9, 2021, at 11:00 a.m. Eastern Time. Thunder Bridge Acquistion II also announced today that it has filed with the SEC a definitive proxy statement/prospectus relating to the Special Meeting, which it expects to commence mailing on or about May 17, 2021 to its shareholders of record as of the close of business on May 10, 2021.

“We continue to be excited about the future prospect for the combined company and remain deeply impressed with indie’s management team, product development and strategic backlog. Today represents a significant next step in the transaction process, and with the anticipated approval from Thunder Bridge Acquisition II shareholders, we look forward to successfully completing the proposed business combination with indie,” said Gary A. Simanson, President and CEO of Thunder Bridge Acquisition II.

“We are thrilled to be taking indie to the next level through this transaction with Thunder Bridge Acquisition II,” said Donald McClymont, indie’s Co-founder and CEO. “Our combination with Thunder Bridge Acquisition II positions us to capitalize on the enormous Autotech market opportunity as we deliver innovative automotive solutions that will improve vehicle safety systems, enable the connected car, enhance the user experience and support electrification.”

Thunder Bridge Acquisition II Shareholder Vote

Shareholders who own shares of Thunder Bridge Acquisition II as of May 10, 2021, should submit their vote by 11:59 p.m. Eastern Time on June 8, 2021. For more information on how to vote, please visit https://www.cstproxy.com/thunderbridgeacquisitionii/sm2021/. Thunder Bridge Acquisition II shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Thunder Bridge Acquisition II’s proxy solicitor, Morrow Sodali LLC, by telephone toll-free at (800) 662-5200 or collect at (203) 658-9400.

The definitive proxy statement/prospectus is also available at www.sec.gov. Thunder Bridge Acquisition II shareholders are encouraged to read the definitive proxy statement/prospectus as it contains important information about the proposed transaction, including, among other things, the reasons for Thunder Bridge Acquisition II’s board of directors' unanimous recommendation that the shareholders of Thunder Bridge Acquisition II vote "FOR" the proposed business combination and the other shareholder proposals set forth in the proxy statement/prospectus as well as the background of the process that led to the proposed business combination with indie.

The proposed business combination is expected to close on or about June 10, 2021, subject to shareholder approvals, Nasdaq approval, and satisfaction of customary closing conditions. Following completion of the proposed business combination, indie will retain its experienced management team including Donald McClymont, Co-founder and CEO; Ichiro Aoki, Co-founder and President; Dr. Scott Kee, Co-founder and Chief Technology Officer; Thomas Schiller, Chief Financial Officer and EVP of Strategy and Steve Machuga, Chief Operating Officer. The combined company will retain the indie Semiconductor name and be listed on Nasdaq under the new ticker symbol “INDI.”

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, on January 25, 2021, Thunder Bridge Acquisition II filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (SEC File No. 252374) (the “Form S-4”), which includes a proxy statement/prospectus, which was amended on March 23, May 4, May 10, and May 12, 2021. The Form S-4 was declared effective on May 14, 2021, and the definitive proxy statement/prospectus and other proxy materials are being mailed to Thunder Bridge Acquisition II’s shareholders of record as of the close of business on May 10, 2021. Before making any voting or investment decision, Thunder Bridge Acquisition II’s shareholders and other interested persons are urged to read the Form S-4, as amended, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge Acquisition II and the proposed business combination. The documents filed by Thunder Bridge Acquisition II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

indie Semiconductor and Thunder Bridge Acquisition II and their respective directors and executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge Acquisition II shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge Acquisition II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge Acquisition II’s directors and executive officers and their ownership of Thunder Bridge Acquisition II ordinary shares is set forth in Thunder Bridge Acquisition II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our intentions to merge with Thunder Bridge Acquisition II; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in Thunder Bridge Acquisition II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the delay in obtaining Nasdaq approval of the transaction; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge Acquisition II’s shareholders; and other risks and uncertainties indicated in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge Acquisition II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication except as required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About indie

indie is empowering the Autotech revolution with next generation automotive semiconductors and software platforms. We focus on edge sensors for Advanced Driver Assistance Systems including LiDAR, connected car, user experience and electrification applications. These technologies represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces transform the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day. We are an approved vendor to Tier 1 partners and our solutions can be found in marquee automotive OEMs around the world. Headquartered in Aliso Viejo, CA, indie has design centers and sales offices in Austin, TX; Boston, MA; Detroit, MI; San Francisco and San Jose, CA; Budapest, Hungary; Dresden, Germany; Edinburgh, Scotland and several locations throughout China.

About Thunder Bridge Acquisition II, Ltd.

Thunder Bridge Acquisition II, Ltd. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In August 2019, Thunder Bridge Acquisition II, Ltd. consummated a $345 million initial public offering of 34.5 million units (reflecting the underwriters’ exercise of their over-allotment option in full), each unit consisting of one of the Company’s Class A ordinary shares and one-half warrant, each whole warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Thunder Bridge II’s securities are quoted on the Nasdaq stock exchange under the ticker symbols THBRU, THBR and THBRW.

Thunder Bridge Acquisition II

Gary Simanson

(202) 431-0507

indie Media Relations

Pilar Barrigas

949-608-0854

media@indiesemi.com

indie Investor Relations

ir@indiesemi.com

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